Via Facsimile and U.S. Mail
Mail Stop 6010

May 2, 2008

Mr. Richard T. Clark
Chairman, President and Chief Executive Officer
One Merck Drive
Whitehouse Station, NJ 08889-0100

Re: Merck & Co., Inc.
         Form 10-K for the Year Ended December 31, 2007
         Filed February 28, 2008
         File No. 001-03305

Dear Mr. Clark:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

Research and Development, page 12

   1. Please include in the discussions of your collaborations the expiration and
      termination provisions of those collaborations.

Item 15. Exhibits and Financial Statement Schedules, page 140

2. It appears that you have not filed as exhibits to your filing copies of the following agreements:

- Agreements with Schering-Plough Corporation relating to the joint venture that sells Vytorin and Zetia.
- Agreements relating to the joint venture with Rhône-Poulenc S.A. (now Sanofi-Aventis S.A.).
- Global license and development collaboration agreement with Dynavax Technologies Corporation.
- Collaboration agreement with FoxHollow Technologies, Inc.
- Collaboration agreement with Idera Pharmaceuticals.
- Research collaboration and license agreement with Neuromed Pharmaceuticals Ltd.
- Global alliance with Agensys, Inc.

Please file each of these agreements as an exhibit to your filing or, alternatively, please provide us with a supplemental analysis detailing why each of them is not material.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not

foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 regarding the comments and related matters. In this regard, do not hesitate to contact me, at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director